PROSPECTUS                                             Rule 424(b)(3) Prospectus
                                                    Reg. Statement No. 333-82939



                       HOLLYWOOD ENTERTAINMENT CORPORATION

                        8,762,382 Shares of Common Stock



     Selling shareholders of Hollywood Entertainment Corporation described in this prospectus may sell shares of our common stock offered by this prospectus.

     The selling shareholders may sell shares of our common stock from time to time at market prices, in negotiated transactions or otherwise. The selling shareholders will pay commissions or discounts to brokers or dealers in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution" for more information on this topic.

     Our common stock is traded on the Nasdaq National Market under the symbol "HLYW." On February 9, 2000, the last sale price for our common stock as reported on the Nasdaq National Market was $10.325 per share.

     See "Risk Factors" on page 2 for a discussion of risks related to an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

                                 --------------

                The date of this prospectus is February 9, 2000.

                             HOLLYWOOD ENTERTAINMENT

     Hollywood Entertainment owns and operates 1,615 video retail superstores in 44 states as of December 31, 1999 and is the second largest video retailer in the United States. Hollywood Entertainment was incorporated in Oregon in June 1988; its executive offices are located at 9275 SW Peyton Lane, Wilsonville, Oregon, 97070 and its telephone number is (503) 570-1600.

                                 RECENT RESULTS

     Our consolidated revenue for 1999 was approximately $1.1 billion, compared to $763.9 million for 1998. Comparable store revenue for 1999 increased 11.7%. Our recent settlement of litigation with Rentrak Corporation will result in a charge of between $21 million and $24 million and will have a material adverse effect on our results of operations for 1999. As of the date of this prospectus, final results of operations, including the precise amount of the charge related to the Rentrak litigation settlement, have not been determined. There is no assurance these results will meet the expectations of the financial markets, as adjusted for the Rentrak settlement.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock.

     The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may not be able to achieve and manage planned expansion.

     Our future performance will depend in part on our ability to open stores and to operate these stores profitably. We have grown from 25 stores in two states at the end of 1993 to 1,615 stores in 44 states at December 31, 1999. We added 355 stores in 1999 and plan to add approximately 350 stores in 2000. We will continue to add stores in markets where we have limited or no operating history. Additionally, we have been decreasing the size of acceptable trade areas, primarily through the increased opening of stores in small markets with populations under 40,000 people. We have a limited operating history in these smaller markets and may experience lower than anticipated revenue and operating results. Our expansion is dependent on a number of factors, including

     o our ability to hire, train and assimilate management and store-level employees;

     o    the adequacy of our financial resources;

     o    our ability to identify and successfully compete in new markets;

     o our ability to locate suitable store sites and negotiate acceptable lease terms; and

     o our ability to adapt purchasing, management information and other systems to handle expanded operations.

     We believe the amounts available for borrowing under our senior credit facility will be sufficient to fund our expansion until at least mid- 2000. Our expansion is also dependent on the timely fulfillment by landlords and others of their contractual obligations to us, the maintenance of construction schedules and the speed at which we obtain local zoning and construction permits. We may not be able to achieve our planned expansion

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and the expansion may not be profitable. Our new stores may not achieve sales and profitability comparable to our existing stores.

     We have expanded the size of our store base and the geographic scope of operations significantly over the last several years. This expansion has placed, and we expect it to continue to place, increasing pressure on our operating and management controls. To manage our larger store base and planned expansion, we will need to continue to evaluate our financial controls, management information systems and distribution facilities. We may not adequately anticipate or respond to all of the changing demands of expansion on our infrastructure.

We depend on key personnel; recent management additions are unproven.

     Our future performance depends on the continued contributions of certain key management personnel, including Mark J. Wattles, our founder, Chief Executive Officer and principal shareholder, Jeffrey Yapp, our President and Chief Operating Officer, and David G. Martin, our Chief Financial Officer. To support our expansion, we have added a substantial number of senior management personnel. These new members of management may not be able to manage our existing operations successfully or achieve our expansion plans and they may not remain with us. Our continued growth and profitability also depend on our ability to attract and retain other management personnel, including qualified store managers.

We face intense competition.

     The video retail industry is highly competitive. We compete with local, regional and national video retail stores, including Blockbuster Inc., the largest video retailer in the United States, and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, online stores and other retailers, as well as with noncommercial sources such as libraries. According to the Video Software Dealers Association, in 1998 there were between 25,000 and 30,000 video specialty stores in the United States. We believe approximately 8,500 of these stores were video retail superstores. Some of our competitors have significantly greater financial and marketing resources, market share and name recognition than we do. Substantially all of our stores compete with stores operated by Blockbuster, most in very close proximity. As a result of direct competition with Blockbuster, rental pricing of videos is a significant competitive factor in our business and, from time to time, in certain markets, Blockbuster has cut prices below those offered in our stores. If price cutting occurs on a more sustained and widespread basis, it could have an adverse impact on our results of operations.

We face risks associated with technological obsolescence.

     We also compete with cable, satellite and pay-per-view television systems, in which subscribers pay a fee to see a movie selected by the subscriber. Existing pay-per-view services offer a limited number of channels and movies and are available only to households with a direct broadcast satellite receiver or a cable converter to unscramble incoming signals. Digital compression technology and other developing technologies are expected eventually to permit cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes at more frequently scheduled intervals throughout the day. Some cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. Technological advances or changes in the manner in which movies are marketed, including in particular the earlier release of movie titles to pay-per-view, including direct broadcast satellite, cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on our business.

With the acquisition of Reel.com, we face risks associated with electronic commerce.

     In October 1998 we made a significant investment in electronic commerce with the acquisition of Reel.com, an Internet retailer of movie videocassettes and DVDs. We do not have a meaningful operating history for this part of our business. Our ability to achieve and manage growth through electronic commerce is subject to a number

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of risks and uncertainties, including those associated with acquisitions generally and those related to the Internet in particular. We will expend financial, operational, and management resources operating this new business and integrating operations with our existing business. If we are unable to do this cost-effectively, it could have a material adverse effect on this new business and also be detrimental to the Company as a whole.

     Internet retailing is highly competitive and is characterized by rapid technological change and changes in user and customer requirements and preferences. We may have difficulty adapting in a timely and cost-effective manner to these changes and competing against other Internet retailers, some of which have greater name recognition, larger customer bases for electronic commerce, or greater financial resources devoted to Internet retailing. Our revolving credit facility limits the amount of financing that we can provide to Reel.com. As a result, we will need to find alternative financing for Reel.com, likely before the end of the first quarter of 2000, reduce the scope of Reel.com's operations, or obtain an amendment of the credit facility. We believe alternative financing will be available on satisfactory terms or that the credit facility could be amended, but we do not assure you that either of these alternatives can be effected.

     In addition, Internet-based businesses are susceptible to technical difficulties, including viruses, security breaches or other computer system interruptions, which can reduce the availability of products and services, disrupt or delay order fulfillment, and reduce customer satisfaction. Customer satisfaction may also be adversely affected by poor performance of those parties we contract with to handle order fulfillment. Our efforts to build recognition as an Internet retailer, enhance website content and promote ease of use, reliability and support for customers will require additional investments in this business segment going forward, and these investments may not be profitable. Our ability to grow and operate a profitable Internet-based business is also dependent on increasing consumer acceptance of electronic commerce generally and on favorable government regulations. Rapid growth and change in the electronic marketplace could result in increased government regulation of electronic retailers and have a material adverse effect on this part of our business. The risks described in this paragraph will be greater if the Reel.com business continues to grow rapidly.

The Reel.com acquisition will have an adverse impact on our operating results.

     As a result of the Reel.com acquisition, we are amortizing approximately $100.3 million of goodwill over eight quarters beginning in the fourth quarter of 1998. In addition, although the revenues of Reel.com grew rapidly in 1998 and 1999, it recorded an operating loss in those years and we expect it to incur substantial operating losses for the foreseeable future. In connection with the acquisition, we issued 5,000,000 shares of common stock, including shares of preferred stock converted into common stock in December 1998. The acquisition will therefore likely have a negative effect on our earnings and earnings per share. Reel.com may never achieve profitability. While Reel.com was consolidated into our financial results beginning with the fourth quarter of 1998, we will continue to evaluate strategic opportunities for the Reel.com business, which include a public or private offering of a minority interest in Reel.com. Although Reel.com has filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") for an initial public offering, we do not assure you that a public offering will be completed or that any of these opportunities will be pursued or be available. If any of these opportunities results in a transaction, it may negatively affect the trading price of our common stock.

We have substantial amounts of outstanding indebtedness.

     At December 31, 1999, approximately $240 million was outstanding under our $300 million revolving credit facility, and we had outstanding $250 million principal amount of 10 5/8% Senior Subordinated Notes due 2004 ("Notes"). Furthermore, we may from time to time issue additional debt securities and incur additional indebtedness in material amounts.

     Our indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the

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
principal of and interest on the indebtedness. Our ability to make principal and interest payments on our indebtedness will be dependent on our future operating performance, which is dependent on a number of factors, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings. Although we believe, based on current levels of operations, that our cash flow from operations together with other sources of liquidity will be adequate to make required payments of principal and interest on our debt, whether at or prior to maturity, finance anticipated capital expenditures and fund working capital requirements, this may not occur. If we do not have sufficient available resources to repay any indebtedness when it becomes due and payable, we may find it necessary to refinance indebtedness, and such refinancing may not be available, or available on reasonable terms. Additionally, our indebtedness could have a material adverse effect on our future operating performance for a number of reasons, including the following

     o a significant portion of our cash flow from operations will be dedicated to debt service payments, thereby reducing the funds available for other purposes;

     o our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes or other purposes may be impaired;

     o    our leverage may place us at a competitive disadvantage;

     o our leverage may limit our ability to expand and otherwise meet our growth objectives; and

     o our leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

     If a change of control of Hollywood Entertainment occurs, we may be required to purchase all or a portion of the Notes then outstanding at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Before commencing such an offer to purchase, we may be required to repay in full all of our indebtedness that would prohibit the repurchase of the Notes or obtain any consent required to make the repurchase.

Our future operating results may fluctuate.

     Various factors may affect future operating results, including

     o    variations in the number and timing of store openings;

     o    the performance of new or acquired stores;

     o the quality and number of new release titles available for rental and sale;

     o    the expense associated with the acquisition of new release titles;

     o    acquisitions by us of existing video stores;

     o    changes in comparable store revenue;

     o    additional and existing competition;

     o    marketing programs;

     o    weather;

     o    special or unusual events;

     o    seasonality;

     o    the amount of losses related to the Internet part of our business;

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
     o    the success of new business initiatives; and

     o    other factors that may affect retailers in general.

     In addition, any concentration of new store openings and the related new store expenses near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in some circumstances, lead to fluctuations in quarterly financial results. If operating results fall below the expectations of securities analysts or investors in some future period, the trading price of our common stock would likely decline, perhaps significantly.

Our principal shareholder may control the company.

     Hollywood Entertainment's founder, Mark J. Wattles, at December 31, 1999 beneficially owned approximately 23% of our outstanding common stock. As a result, he may be able effectively to control many matters requiring approval by our shareholders, including the election of directors.

Our stock price may be volatile.

     The market price of our common stock has fluctuated substantially since our initial public offering in July 1993. The common stock is traded on the Nasdaq National Market. The Nasdaq National Market has experienced and is likely to experience in the future significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. The prices of Internet and Internet-related stocks have been particularly volatile in the past year, and our acquisition of Reel.com may therefore increase the volatility of our stock price. We also believe factors such as fluctuations in financial results, variances from financial market expectations, changes in earnings estimates by analysts, announcements of new technologies in movie distribution or announcements by us or competitors may cause the market price of the common stock to fluctuate, perhaps substantially. These factors, as well as general economic conditions such as recessions or high interest rates, may adversely affect the market price of the common stock.

Shares eligible for future sale.

     Sales of a substantial number of shares of our common stock in the public market could adversely affect the market price for the common stock. As of December 31, 1999, approximately 19,500,000 shares are eligible for sale pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"), including those shares of common stock offered by this prospectus. Of these shares, a substantial number have been or are expected to be pledged as collateral to secure obligations of the pledgor. To the extent the lenders are required to sell these shares to satisfy the pledgor's obligations a substantial number of shares would enter the public market, which could adversely affect the market price of the common stock. Sales of a substantial number of the shares offered by this prospectus in a short period of time could also adversely affect the market price of the common stock.

Some provisions of our articles of incorporation and Oregon law may have anti-takeover effects.

     Our board of directors has authority to issue up to 22,619,737 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Hollywood Entertainment, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, provisions of Oregon law could make it more difficult for a party to gain control of Hollywood Entertainment.

We are subject to risks associated with possible future acquisitions.

     We may continue to pursue potential acquisitions, some of which may be material in size. Further, any future acquisitions would require investment of operational and financial resources and might require integration of dissimilar

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
operations, assimilation of new employees, diversion of management resources, increases in administrative costs and the addition of costs associated with debt or equity financing. We do not assure you that future acquisitions, if any, will be successful, will not have an adverse effect on our results of operations or will not result in dilution to our shareholders.

Our business would be adversely affected if revenue sharing arrangements were reduced or eliminated.

     If the scope of our revenue sharing arrangements with movie studios were reduced, or if some studios were to stop using these arrangements, our business would be adversely affected. Movie studios might reduce their use of revenue sharing if they found it to be less profitable than alternative distribution methods, in response to technological developments, as the result of new government regulation, or for other reasons.

                      WHERE YOU CAN FIND MORE INFORMATION -
                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities and Exchange Act of 1934 (the "Exchange Act"). We have filed with the SEC a registration statement under the Securities Act for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov/ where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006. The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange
Act:

     o    Our latest Annual Report on Form 10-K;

     o All other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by our latest Annual Report on Form 10-K;

     o The description of our common stock contained in our registration statement under the Exchange Act, including any amendment or report updating the description.

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." The documents listed above or later filed by us under Section 13 or 14 of the Exchange Act before the filing of our Annual Report on Form 10-K for the current fiscal year with the SEC will not be considered incorporated documents or be incorporated by reference in this prospectus or be a part of this prospectus from and after filing of that Annual Report on Form 10-K. You should consider all incorporated documents a part of this prospectus.

     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Hollywood Entertainment Corporation
9275 SW Peyton Lane
Wilsonville, OR  97070
Attention: General Counsel
Telephone:  (503) 570-1600
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
                              SELLING SHAREHOLDERS

     Most of the shares of common stock offered by this prospectus were received by the selling shareholders as consideration in the acquisition of Reel.com, Inc. by Hollywood Entertainment in October 1998, in a related private placement or on conversion of shares of preferred stock received in one or both of those transactions.

     Some of the shareholders listed below received their common stock in a distribution from CMG@Ventures II, LLC to its members.

     Rentrak Corporation and James C. Vicars received their common stock in connection with the settlement of unrelated disputes with Hollywood Entertainment.

     Except for Scott Beck, who is a director of Hollywood Entertainment, no selling shareholder is an officer or director of Hollywood Entertainment. The following table sets forth information provided to us by the selling shareholders.

                                      Amount of
                                   common stock
                                   beneficially      Amount offered                      Percentage of
                                       owned by         for selling           Shares      common stock
                                    shareholder       shareholder's     beneficially       outstanding
                                         before     account by this      owned after       owned after
Name of selling shareholder            offering          prospectus         offering          offering
---------------------------        ------------     ---------------     ------------     -------------
Scott Beck(1)                         1,922,613           1,416,519          506,094             1.08%

Bowana Foundation                       463,773             463,773                0              ***

Pearl Street Trust(1)                 1,866,452           1,385,794          480,658             1.04%

Lillian Nadhir                          227,886             227,886                0              ***

CMGI, Inc.                            4,757,663           2,327,934        2,429,729             5.28%

CMG@Ventures II, LLC                    140,018             140,018                0              ***

David S. Wetherwell                     100,764             100,764                0              ***

Guy A. Bradley                           39,005              39,005                0              ***

Peter H. Mills                          100,764             100,764                0              ***

Andrew J. Hajducky                        6,501               6,501                0              ***

Jon Callaghan                            13,002              13,002                0              ***

CMG@Ventures Capital                  2,009,378           2,009,378                0              ***
Corporation

CMG@Ventures, Inc.                       20,297              20,297                0              ***

Intel Corporation                       463,774             463,774                0              ***

Vulcan Ventures Incorporated            927,547             927,547                0              ***

Allen & Company Incorporated            264,281             264,281                0              ***

Toby Coppel                               4,684               1,480            3,204              ***

                                                   8

John H. Josephson                        18,738               5,920           12,818              ***

Eran Ashany                               5,920               5,920                0              ***

Nancy Peretsman                          31,555               5,920           25,635              ***

Julie Wainwright                          1,200               1,200                0              ***

Richard Albright                         15,335              15,335                0              ***

Rentrak Corporation                     200,000             200,000                0              ***

James C. Vicars                           5,164               5,164                0              ***

*** Less than 1%

(1)  Scott Beck is the trustee of the Pearl Street Trust. As trustee he is deemed to be the beneficial owner of the stock owned by the Pearl Street Trust. As a result, the amounts listed with his name include those that are also listed in this table for the Pearl Street Trust.

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
                              PLAN OF DISTRIBUTION

     We are registering shares of common stock on behalf of the selling shareholders. "Selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker- dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may sell shares directly to purchasers or to or through broker- dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker- dealer might be in excess of customary commis sions).

     The selling shareholders and any broker- dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against specified liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti- manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing

     o the name of each such selling shareholder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     o that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and

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
     o    other facts material to the transaction.

     In addition, if we are notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hollywood Entertainment for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Reel.com LLC incorporated in this prospectus by reference to the audited historical financial statements appearing on page 5 of Hollywood Entertainment's Report on Form 8-K/A dated October 1, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     Stoel Rives LLP, Portland, Oregon is passing upon the validity of the common stock offered by this prospectus.

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